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08028377

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SEC FILE NUMBER
8-50032

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail
Mail Processing
Section

FEB 28 2008

Washington, DC
106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Affiliated Bankers Capital, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Via Fortuna, Suite 625
(No. and Street)

Austin	Texas	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Kline — (512) 479-8200
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Curtis Carpenter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Affiliated Bankers Capital, L.L.C., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

TRACY M. MACHLER
MY COMMISSION EXPIRES
July 28, 2008

Tracy M. Machler
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AFFILIATED BANKERS CAPITAL, L.L.C.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2007

AFFILIATED BANKERS CAPITAL, L.L.C.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Affiliated Bankers Capital, L.L.C.

We have audited the accompanying statement of financial condition of Affiliated Bankers Capital, L.L.C., as of December 31, 2007, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Affiliated Bankers Capital, L.L.C., as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 22, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

AFFILIATED BANKERS CAPITAL, L.L.C.
Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$ 266,098
Fees receivable	135,899
Prepaid expenses	10,450
	$ 412,447

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Due to related parties - discretionary incentive bonus	$ 290,158
Accounts payable and accrued expenses	10,044
	300,202
Members' equity	112,245
	$ 412,447

The accompanying notes are an integral part of these financial statements.

AFFILIATED BANKERS CAPITAL, L.L.C.
Statement of Income
For the Year Ended December 31, 2007

Revenues	
Professional services, related party	$ 511,812
Other income	35,000
	546,812
Expenses	
Professional fees	8,157
Regulatory fees and expenses	15,889
Other expenses, related party	445,247
	469,293
Net income before income taxes	77,519
Provision for state income taxes	(3,700)
Net income	$ 73,819

The accompanying notes are an integral part of these financial statements.

AFFILIATED BANKERS CAPITAL, L.L.C.
Statement of Changes in Members' Equity
For the Year Ended December 31, 2007

	Members' Equity
Balances at December 31, 2006	$ 38,426
Net income	73,819
Balances at December 31, 2007	$ 112,245

The accompanying notes are an integral part of these financial statements.

AFFILIATED BANKERS CAPITAL, L.L.C.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2007

Balance, at December 31, 2006	$	-0-
Increases		-0-
Decreases		-0-
Balance, at December 31, 2007	$	-0-

The accompanying notes are an integral part of these financial statements.

AFFILIATED BANKERS CAPITAL, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities	
Net income	$ 73,819
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in receivable from brokerage activities	(135,899)
Decrease in prepaid expenses	92
Increase in due to related parties	235,508
Increase in accounts payable and accrued expenses	2,204
Net cash provided (used) by operating activities	175,724
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase in cash	175,724
Cash at beginning of year	90,374
Cash at end of year	$ 266,098

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Organization

Affiliated Bankers Capital, L.L.C. (the "Company") was incorporated as a subchapter S corporation in February 1997 under the laws of the state of Texas. In September 1999, the Company was reorganized as a limited liability company. The duration of the Company shall be perpetual, unless terminated earlier in accordance with regulations of the Company. The equity interest of the Company are owned by an individual and two trusts which are related through common ownership to entities listed in Note 4 to these financial statements. The Company processes securities transactions involved in raising capital in the banking industry solely for ASCIB, L.P. ("ASCIB"). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(3) involving the sale of corporate securities and business brokerage activities.

Securities Transactions

The Company does not intend to carry or clear customer accounts, and will not hold customer funds or securities. Customer transactions will be executed between the buying and selling parties.

Income Taxes

The Company elected to be taxed as a partnership under the provisions of the Internal Revenue Code. As a result, all federal income tax liability or expense is paid by the members of the Company.

Revenue Recognition

The Company records professional services revenue related to commissions once the related transaction is completed, the fee is fixed and determinable, persuasive evidence of an arrangement exists, and collectibility is probable.

Note 1 - Summary of Significant Accounting Policies, continued

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of approximately $101,795 and net capital requirements of $20,013. The Company's ratio of aggregate indebtedness to net capital was 2.95 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

In compliance with FINRA's interpretations of financial and operational rules, the Company has determined net capital by excluding accounts accrued for discretionary incentive bonuses from aggregate indebtedness and adding such accounts back to net worth.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(3).

Note 4 - Related Party Transactions/Economic Dependency

The Company is affiliated with several other companies through common ownership. These companies are Alex Sheshunoff Management Services, L.P. ("ASM"), ASCIB, and AS Agency, L.L.C. ("ASA").

Note 4 - Related Party Transactions/Economic Dependency, continued

The Company and its affiliates are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company earned $509,877 of its professional services revenue during 2007 from ASCIB and $1,935 from ASA. At December 31, 2007 $273,536 was owed to ASCIB, $16,457 was owed to ASM and $165 was owed to ASA.

The Company is economically dependent on its affiliates.

Note 5 - Concentration Risk

The Company during the year had concentration of credit risk arising from cash deposits with banks in excess of Federally insured limits.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2007

Schedule I

AFFILIATED BANKERS CAPITAL, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF NET CAPITAL

Total members' equity qualified for net capital		$ 112,245
Add:		
Other deductions or allowable credits		
Discretionary incentive bonuses		135,899
Total capital and allowable subordinated liabilities		248,144
Deductions and/or charges		
Non-allowable assets		
Fees receivable	$135,899	
Prepaid expenses	10,450	(146,349)
Net capital before haircuts on securities positions		101,795
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-0-
Net capital		$ 101,795

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Due to related parties	$ 154,259
Accounts payable and accrued expenses	10,044
Total aggregate indebtedness	$ 164,303

Schedule I (continued)

AFFILIATED BANKERS CAPITAL, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 10,959
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 10,959
Net capital in excess of required minimum	$ 90,836
Excess net capital at 1000%	$ 71,775
Ratio: Aggregate indebtedness to net capital	0.62 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

AFFILIATED BANKERS CAPITAL, L.L.C.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(3), and has followed the exemptive provisions.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2007

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Affiliated Bankers Capital, L.L.C.

In planning and performing our audit of the financial statements and supplemental information of Affiliated Bankers Capital, L.L.C. (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 22, 2008

END